Document must be filed electronically.
Paper documents are not accepted.
Fees & forms are subject to change.
For more information or to print copies
of filed documents, visit www.sos.state.co.us.

 E-Filed

Colorado Secretary of State
Date and Time: 07/29/2021 09:50 AM
ID Number: 20198031710

Document number: 20211700466
Amount Paid: $25.00

ABOVE SPACE FOR OFFICE USE ONLY

Amended and Restated Articles of Incorporation
filed pursuant to §7-90-301, et seq. and §7-110-107 and §7-90-304.5 of the Colorado Revised Statutes (C.R.S.)

1. For the entity, its ID number and entity name are

   ID number   20198031710
   (Colorado Secretary of State ID number)

   Entity name   Canine Life Sciences, Inc .

2. The new entity name (if applicable) is _____ .

3. The amended and restated constituent filed document is attached.

4. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment.

5. *(Caution: Leave blank if the document does not have a delayed effective date. Stating a delayed effective date has significant legal consequences. Read instructions before entering a date.)*

   (If the following statement applies, adopt the statement by entering a date and, if applicable, time using the required format.)

   The delayed effective date and, if applicable, time of this document is/are _____ .
   (mm/dd/yyyy hour:minute am/pm)

Notice:

Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that such document is such individual's act and deed, or that such individual in good faith believes such document is the act and deed of the person on whose behalf such individual is causing such document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S. and, if applicable, the constituent documents and the organic statutes, and that such individual in good faith believes the facts stated in such document are true and such document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is identified in this document as one who has caused it to be delivered.

6. The true name and mailing address of the individual causing the document to be delivered for filing are

Mueller	Charles	Canine	
(Last)	*(First)*	*(Middle)*	*(Suffix)*

   2145 S Clermont St Ste 3
   (Street name and number or Post Office Box information)
   Denver CO 80222

Englewood	CO	80113
(City)	*(State)*	*(Postal/Zip Code)*

	United States
(Province – if applicable)	*(Country – if not US)*

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

Disclaimer:

This form/cover sheet, and any related instructions, are not intended to provide legal, business or tax advice, and are furnished without representation or warranty. While this form/cover sheet is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form/cover sheet. Questions should be addressed to the user's legal, business or tax advisor(s).

July 29,2021

To the Colorado Secretary of State

Re: Canine Life Sciences Inc.
File No 20198031710

Attached are the following documents to amend the Articles of Incorporation

1) Articles of Incorporation filed on 12/23/2019 listing authorized common shares of 2,000,000. File # 20198031710
2) Amended Articles of Incorporation to increase the number of authorized common shares to 30,000,000. Such amendment was filed on 3/18/2021 #20211261040
1) Filing of an Amended Articles of Incorporation regarding the establishment of a Class B common stock that shall only be available to be sold via the Reg CF equity offering using the Netcapital crowdfunding portal. Such filing includes an additional attachment of the Board of Directors resolution authorizing such action

Yours truly

Charles Mueller
Chief Financial Officer
Canine Life Sciences Inc

BOARD RESOLUTION APPROVING A NEW CLASS OF COMMON STOCK

The undersigned, being the sole directors (the “Directors”) of Canine Life Sciences Inc., a Colorado Corporation, (the "Company"), pursuant to the Bylaws of the Company, hereby consent in writing to the following actions of the Company as of July 23,2021 a copy of which shall be filed with the minutes of the Company:

WHEREAS it is deemed advisable and in the best interests of the Company and its shareholders to create a new class of common stock called "Class B Common Stock". This class of common stock shall have all of the same rights and privileges of the existing common stock currently issued and outstanding. This class of common stock shall only be available to be sold via the Reg CF equity offering using the Netcapital crowdfunding portal. Such equity offering shall be in an amount up to $535,000 with a purchase price per share of $0.56

NOW, THEREFORE, BE IT RESOLVED and APPROVED, that, a new class of common stock shall be created for purposes of the Reg CF equity offering as described above.

FURTHER RESOLVED, that the officers of the Company are, and each acting alone, is hereby authorized to do and perform all such acts, including execution of any and all documents and certificates, as such officers shall deem necessary or advisable, to carry out the purposes and intent of the foregoing resolutions.

In Witness thereof, the undersigned has executed this Action by Unanimous Written consent as of the date first written above.

Jeff Sutherland

Jeff Sutherland

Charles Mueller

Charles Mueller

Afshin Safavi

Tim Bennett



Document must be filed electronically.
Paper documents are not accepted.
Fees & forms are subject to change.
For more information or to print copies
of filed documents, visit www.sos.state.co.us.

E-Filed

Colorado Secretary of State
Date and Time: 12/23/2019 03:51 PM
ID Number: 20198031710

Document number: 20198031710
Amount Paid: $50.00

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Incorporation for a Profit Corporation

filed pursuant to § 7-102-101 and § 7-102-102 of the Colorado Revised Statutes (C.R.S.)

1. The domestic entity name for the corporation is

Canine Life Sciences, Inc.

(Caution: The use of certain terms or abbreviations are restricted by law. Read instructions for more information.)

2. The principal office address of the corporation's initial principal office is

Street address

2145 S Clermont St Suite 3
(Street number and name)

Denver *(City)* CO *(State)* 80222 *(ZIP/Postal Code)*
(Province – if applicable) United States *(Country)*

Mailing address
(leave blank if same as street address)

(Street number and name or Post Office Box information)

(City) *(State)* *(ZIP/Postal Code)*
(Province – if applicable) *(Country)*

3. The registered agent name and registered agent address of the corporation's initial registered agent are

Name
(if an individual)

Sutherland *(Last)* Jeff *(First)* *(Middle)* *(Suffix)*

or

(if an entity)

(Caution: Do not provide both an individual and an entity name.)

Street address

2145 S Clermont St Suite 3
(Street number and name)

Denver *(City)* CO *(State)* 80222 *(ZIP/Postal Code)*

Mailing address
(leave blank if same as street address)

(Street number and name or Post Office Box information)

(City) CO *(State)* *(ZIP/Postal Code)*

(The following statement is adopted by marking the box.)

☒ The person appointed as registered agent above has consented to being so appointed.

4. The true name and mailing address of the incorporator are

Name
(if an individual)

Mueller	Charles		
(Last)	*(First)*	*(Middle)*	*(Suffix)*

or

(if an entity)
(Caution: Do not provide both an individual and an entity name.)

Mailing address

2519 E Floyd Ave
(Street number and name or Post Office Box information)

Englewood	CO	80113
(City)	*(State)*	*(ZIP/Postal Code)*

United States .

(Province — if applicable)   *(Country)*

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ The corporation has one or more additional incorporators and the name and mailing address of each additional incorporator are stated in an attachment.

5. The classes of shares and number of shares of each class that the corporation is authorized to issue are as follows.

◉ The corporation is authorized to issue 2,000,000 common shares that shall have unlimited voting rights and are entitled to receive the net assets of the corporation upon dissolution.

○ Information regarding shares as required by section 7-106-101, C.R.S., is included in an attachment.

6. *(If the following statement applies, adopt the statement by marking the box and include an attachment.)*

☐ This document contains additional information as provided by law.

7. *(Caution: Leave blank if the document does not have a delayed effective date. Stating a delayed effective date has significant legal consequences. Read instructions before entering a date.)*

(If the following statement applies, adopt the statement by entering a date and, if applicable, time using the required format.)
The delayed effective date and, if applicable, time of this document is/are _____
(mm/dd/yyyy hour:minute am/pm)

Notice:
Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is named in the document as one who has caused it to be delivered.